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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
                            OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of        October, 1999

                   Golden Ocean Group Limited
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         (Translation of registrant's name into English)

      P.O. Box 265, Suite 6, Tower Hill House, Le Bordage,
             St. Peter Port, GY1 3QU Channel Islands
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             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F / X /     Form 40-F /   /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.     Yes /   /     No / X /

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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The following is the text of a press release dated October 28,
1999:

FOR IMMEDIATE RELEASE

    St. Peter Port, Channel Islands, October 28, 1999. GOLDEN OCEAN GROUP LIMITED (the "Company") today announced that it commenced a solicitation of waivers (the "Solicitation") from the holders of its 10% Senior Notes due August 31, 2001 (the "Notes"). The Solicitation relates to the waiver of certain of Golden Ocean Group Limited's obligations with respect to the finance, delivery and chartering of four very large crude carriers under provisions of the Indenture pursuant to which the Notes were issued. The deadline for the Solicitation has been today extended from 5:00 P.M. New York City time on October 28, 1999, to 5:00 P.M., New York City time, on November 2, 1999.

Contact:      Neil Mortimer
              Golden Ocean Services (UK) Limited
              tel. #44-171-375-0868



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                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDEN OCEAN GROUP LIMITED
                                         (registrant)

Date: October 29, 1999            By: /s/ Fred W.Y. Cheng
                                      _________________________
                                      Fred W.Y. Cheng
                                      Chairman








































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